Mail Stop 4561
                                                            September 11, 2017

Rebecca Masisak
Chief Executive Officer
TechSoup Global
435 Brannan Street, Suite 100
San Francisco, CA 94107

       Re:     TechSoup Global
               Draft Offering Statement on Form 1-A
               Submitted August 15, 2017
               CIK No. 0001714680

Dear Ms. Masisak:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Risk Factors

Transfer Restrictions, page 12

1. You are seeking to qualify the offer of your notes under Regulation A in this Form 1-A, yet you indicate here that the notes being offered are exempt securities under Section
       3(a)(4) of the Securities Act of 1933. Please revise for clarity, and confirm that you will have a reporting obligation pursuant to Securities Act Rule 257(b) following qualification of your Tier 2 offering statement. In this regard, we note your disclosure on page 18
       stating that after qualification, you "may be"   as opposed to "will be"
  required to file
       certain reports, including an annual report on Form 1-K, with the SEC. Please advise.
 Rebecca Masisak
TechSoup Global
September 11, 2017
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

2. Please make appropriate revisions as necessary as a result of any revised financial statements to be included in response to our comment below. We refer you to the instructions for Item 9 of Form 1-A.

Interim Consolidated Financial Statements, page F-37

3. Please revise to include complete interim financial statements as required by Part F/S
       (c)(1)(i) of Form 1-A that include footnote and other disclosures as required by Rule
       8-03(b) of Regulation S-X. Alternatively, consider replacing the annual financial statements, which you currently include as "Interim" financial statements, with complete audited financial statements for the year ended June 30, 2017 that comply with Part F/S
       (c)(1) and Article 8 of Regulation S-X.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3483 with any other questions.


                                                            Sincerely,

                                                            /s/ Katherine Wray

                                                            Katherine Wray
                                                            Attorney-Advisor
                                                            Office of
Information Technologies
                                                            and Services

cc:    John Katovich, Esq.
       Cutting Edge Counsel